VIA EDGAR

August 8, 2011

Mr. Daniel L Gordon
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

RE:	Bimini Capital Management, Inc.
Form 10-K for the Year Ended December 31, 2010
Form 10-Q for the Quarter Ended March 31, 2011
File No. 001-32171

Dear Mr. Gordon:

We are counsel to Bimini  Capital Management, Inc. (“Bimini” or “the Company”). This letter sets forth Bimini’s response to the comments contained in a letter from you dated July 14, 2011 (the “Comment Letter”), regarding Bimini’s Form 10-K for the year ended December 31, 2010 and Form 10-Q for the quarter ended March 31, 2011.

Set forth below is Bimini’s point-by-point response to the Comment Letter.  For your convenience, we have included your original comment (in italics) from the Comment Letter, followed by our response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	To the extent you acquire assets during the reporting period, please disclose the yield associated with such assets.

Response

The Company confirms that in the Management’s Discussion and Analysis (the “MD&A”) section in future periodic filings, it will disclose the aggregate yield for all assets acquired during the periods covered by the report. The table below presents the suggested information for the years ended December 31, 2010 and 2009. This information will be added to our June 30, 2011 Form 10-Q. We expect our disclosure in future periods to follow the same format.

(in thousands)
	2010			2009
Asset Category	Total Cost	Average Price	Weighted Average Yield	Total Cost	Average Price	Weighted Average Yield
Pass-through MBS	$118,052	105.40	2.29%	$135,687	104.13	2.84%
Structured MBS	36,046	9.71	21.50%	17,118	4.73	26.7%

Dividends to Stockholders

2.
When your dividends exceed your net income and cash flow from operations, please discuss how such dividends were funded in future Exchange Act periodic reports. Also, if the noted situation presents a material risk that you will have to reduce your dividend payments, provide a discussion of such risk.

Response

The Company confirms that in the MD&A in future periodic filings, it will discuss how dividends declared in excess of current period earnings are funded.  In addition, the Company will add additional disclosure regarding its dividend policy and, if applicable, the possible reduction or elimination of future dividends.  The language below is our proposed disclosure in the Form 10-Q for the quarter ended June 30, 2011.  We expect our disclosure in future periods to be consistent with this presentation.

During the quarter ended June 30, 2011, the Company paid distributions of $______ per share on a loss of $____ per share.  These distributions were funded by cash on hand and cash flows generated from the Company’s investment portfolio.  While the Company intends to pay quarterly distributions to our stockholders such that substantially all of our REIT taxable income is distributed, it has not established a minimum distribution payout level and the ability to pay distributions may be adversely affected by a variety of factors.  All distributions will be made at the discretion of the Company’s Board of Directors and will depend on the Company’s earnings, financial conditions, maintenance of REIT status and other factors that may be deemed relevant; therefore, distributions may be reduced or eliminated at any time.

Results of Operations

Net Portfolio Income

3.	In future Exchange Act periodic reports, please clarify whether your cost of funds disclosure reflects the impact of your hedging transactions. If not, discuss such impact.

Response

The Company has not elected to designate its derivative holdings, specifically, its investment in Eurodollar futures contracts for hedge accounting treatment under the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging. Changes in fair value of these investments are presented in a separate line item in the Company’s Consolidated Statement of Operations.  As such, interest expense and cost of funds are not impacted by the Company’s investment in Eurodollar futures contracts.  The Company confirms that in future periodic filings, it will clarify this position and the effect that these investments have on the Company’s earnings.

Interest Expense on Repurchase Agreements and the Cost of Funds

4.
We note your disclosure of the average balance of repurchase agreements during each quarter in 2010 and 2009. For each of the quarters in the last two years, please provide us with a table showing the average amount of repurchase transactions outstanding during the quarter and the amount of these repurchase transactions outstanding as of the end of each quarter. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why. In future Exchange Act periodic reports, we believe the inclusion of the information described above would be useful to investors and should be included.

Response

The Company’s MD&A included in the Form 10-K displays the average balances of repurchase agreements for the years ended December 31, 2010 and 2009, and for each of the quarterly interim periods within those years (table on page 51).  The Company confirms that in future periodic filings, it will disclose the ending balance for each quarter presented and an explanation for significant variances between the average amounts.  The table below presents an example of the format of the disclosure we intend to make in future filings.  This enhanced disclosure will begin with our June 30, 2011 Form 10-Q.

 (in thousands)
	Ending Balance of Repurchase Agreements	Average Balance of Repurchase Agreements	Difference between Average Repurchase Agreements and Ending Repurchase Agreements
			Amount	Percent
Three Months Ended,
June 30,2011
March 31, 2011
December 31, 2010	$113,592	$110,433	$3,159	2.86%
September 30, 2010	107,274	89,440	17,834	19.94%	(a)
June 30, 2010	71,606	74,163	(2,557)	(3.45)%
March 31, 2010	76,719	88,495	(11,776)	(13.31)%	(b)
December 31, 2009	100,271	80,904	19,367	23.94%	(c)
September 30, 2009	61,536	65,712	(4,176)	(6.36)%
June 30, 2009	69,887	72,312	(2,425)	(3.35)%
March 31, 2009	74,736	111,715	(36,979)	(33.10)%	(d)
(a) The higher ending balance relative to the average balance reflects a shift in the portfolio allocation towards assets that the Company typically finances.  During the quarter ended September 30, 2010, the investment in PT MBS increased $36.6 million.
(b) The lower ending balance relative to the average balance reflects a shift in the portfolio allocation towards assets that the Company does not fund through the  repo market.  During the quarter ended March 31, 2010, the Company’s investment in PT MBS decreased $20.8 million.
(c) The higher ending balance relative to the average balance reflects a shift in the portfolio allocation towards assets that the Company typically finances.  During the quarter ended December 31, 2009, the investment in PT MBS increased $17.4 million.
(d) The lower ending balance relative to the average balance reflects the liquidation of a significant portion of the Company’s MBS portfolio to raise funds to complete the partial extinguishment of the Company’s debt.

Liquidity and Capital Resources

5.
In future Exchange Act periodic reports, please disclose the loss percentage or range of percentages which would trigger a margin call under your repurchase agreements as well as the haircut percentage or range of percentages that you are required to take.

Response

The Company confirms that in future periodic filings, it will include disclosure of estimated losses necessary to trigger margin calls under its repurchase agreements as well as the range of “haircuts” required under its outstanding repurchase agreement liabilities. The language below is an example of our proposed disclosure in future periodic filings, which will begin with our June 30, 2011 Form 10-Q.

At _______, 2011, the weighted average haircut our repurchase agreement counterparties require us to hold was ____% of the estimated fair value of the underlying collateral.

Under our repurchase agreement funding arrangements we are required to post margin  at the initiation of the borrowing.  The margin posted represents the haircut, a percentage of the market value of the collateral pledged. To the extent the market value of the asset collateralizing the financing transaction declines, the market value of our posted margin will be insufficient and we will be required to post additional collateral.  Conversely, if the market value of the asset pledged increases in value, we would be over collateralized and we could then call our repo counterparty and have excess margin returned to us.  Our lenders typically value our pledged securities daily to ensure the adequacy of our margin and make margin calls as needed, as do we.  Typically, but not always, the parties agree to a minimum threshold amount for margin calls so as to avoid the need for nuisance margin calls on a daily basis.

6.
We note the reference to possible covenants in your risk factors section. In future Exchange Act periodic reports, please specifically identify any covenants that may restrict your financing flexibility. In addition, please confirm that you will disclose the actual covenant ratios to the extent your compliance with such ratios is having a material impact on your financial flexibility, such as restricting additional indebtedness.

Response

The Company is not currently subject to covenants with respect to its outstanding borrowings.  The Company confirms that in future periodic filings, to the extent that it enters into a financing arrangement subject to any covenants, it will identify any those covenants and any covenant ratios to the extent they are material to the Company’s financial flexibility, condition or operations.

7.
In future Exchange Act periodic reports please expand your discussion of your sources of liquidity for the upcoming period. For example, please quantify your cash on hand, cash available from operations, and borrowing capacity under your repurchase agreements and other lending arrangements. Compare this with your financial obligations for the upcoming period and provide management’s assessment of whether your sources of liquidity are sufficient to cover your obligations.

Response

The Company confirms that in future periodic filings, beginning with our June 30, 2011 Form 10-Q, it will expand its disclosure of its sources and uses of funds to quantify cash on hand, cash available from operations and to provide management’s assessment of whether its sources of liquidity are adequate to cover the Company’s obligations.  The Company submits that its repurchase agreement counterparties do not advise it of credit limits or total amounts that are available; therefore, it is not possible to accurately disclose its borrowing capacity under its repurchase agreements.

Critical Accounting Policies

Mortgage-Backed Securities

8.
We note your disclosure that the Company’s MBS have fair values determined by management based on the average of third-party broker quotes received and/or by independent pricing sources when available. In future filings, please disclose the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

•	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

•
The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

•	Whether the broker quotes are binding or non-binding; and

•
The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Response

The Company confirms that in future periodic filings it will add the following language to the critical accounting policy in Management’s Discussion and Analysis of Financial Condition and Results of Operations.  This enhanced disclosure will begin with our June 30, 2011 Form 10-Q.

Our MBS are valued using Level 2 valuations, and such valuations currently are determined by the Company based on the average of third-party broker quotes and/or by independent pricing sources when available. Because the price estimates may vary, the Company must make certain judgments and assumptions about the appropriate price to use to calculate the fair values. Alternatively, the Company could opt to have the value of all of our positions in MBS determined by either an independent third-party or do so internally.

In managing our portfolio, the Company employs the following four-step process at each valuation date to determine the fair value of our MBS:

•
First, the Company obtains fair values from a subscription-based independent pricing source through our repurchase agreement funding services provider. These prices are used by both the Company as well as our repurchase agreement counterparty on a daily basis to establish margin requirements for our borrowings. As of June 30, 2011, the Company subscribed to a second subscription-based pricing service.

•
Second, the Company requests non-binding quotes from one to four broker-dealers for a sample of its MBS in order to validate the values obtained by the pricing service. The Company requests these quotes from broker-dealers that actively trade and make markets in the respective asset class for which the quote is requested.

•	Third, the Company reviews the values obtained by the pricing source and the broker-dealers for consistency across similar assets.

•
Finally, if the data from the pricing services and broker-dealers is not homogenous or if the data obtained is inconsistent with management’s market observations, the Company makes a judgment to determine which price appears the most consistent with observed prices from similar assets and selects that price. To the extent management believes that none of the prices are consistent with observed prices for similar assets, which is typically the case for only an immaterial portion of our portfolio each quarter, the Company  may use a third price that is consistent with observed prices for identical or similar assets. In the case of assets that have quoted prices such as Agency MBS backed by fixed-rate mortgages, the Company generally uses the quoted or observed market price. For assets such as Agency MBS backed by ARMs or structured Agency MBS, the Company may determine the price based on the yield or spread that is identical to an observed transaction or a similar asset for which a dealer mark or subscription-based price has been obtained.

Note 1. Organization and Accounting Policies

Financial Instruments

9.
We note your disclosure in note 15 that MBS and other financial instruments are recorded at fair value on a recurring basis. Please tell us how you considered the disclosure requirements of ASC 825-10-50-28a.

Response

ASC 825-10-50-28a, Financial Instruments, requires the disclosure of management’s reasons for electing a fair value option for eligible item or group of similar eligible items.  The Company confirms that in future periodic filings, beginning with the June 30, 2011 Form 10-Q, it will add disclosure to meet this requirement.  We expect this disclosure to be consistent with the following:

Note – Fair Value Option

Mortgage Backed Securities

The Company has elected to account for its investment in mortgage-backed securities under the fair value option.  These investments meet the requirements to be classified as available for sale under ASC 320-10-25, Debt and Equity Securities, which requires the securities to be carried at fair value on the Consolidated Balance Sheet with changes in fair value charged to Other Comprehensive Income, a component of Stockholders’ Equity.  Electing the fair value option allows the Company to record changes in fair value in the Statement of Operations, which, in management’s view, more appropriately reflects the results of our operations for a particular reporting period and is consistent with the underlying economics and how the portfolio is managed.

Exhibit 31.1 and 31.2 – Certifications

10.
We noted that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also include the title of the certifying individual. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individuals from the opening sentence. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2011.

Response

The Company confirms its officers signed the required certifications in a personal capacity and further confirms that the certifications in future filings will be revised to exclude the certifying individuals’ title from the opening sentence.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Exchange Act periodic filings, that SEC staff comments or changes to disclosure in the Company’s filings in response to staff comments do not foreclose the Commission from taking any action with respect to the filings: and, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions concerning these issues, you can reach me at (303) 292-7959.

Sincerely,

/s/ David C. Roos
David C. Roos

DCR:tnr
cc:           Mr. Robert E. Cauley, Chairman and CEO

David C. Roos ( Direct Dial: 303 292 7959 : david.roos@moyewhite.com